Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

August 22, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:           Mr. Frank Wyman

Re:	Tianyin Pharmaceutical Co., Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
File No. 001-34189

Dear Mr. Wyman:

This letter is provided in response to your letter dated June 10, 2011 regarding the above-referenced Form 10-K for Tianyin Pharmaceutical Co., Inc. (“TPI” or the “Company”). Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses refer to the Company.

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We are unable to concur that the effect of the error in your financial statements is not material to the quarters ended September 30, 2009, December 31, 2009 and March 31, 2010. Accordingly, you should amend your Forms 10-Q for the quarters ended September 30, 2010, December 31, 2010 and March 31, 2011 to restate the financial statements for each period reported, including the comparative prior year period in these filings. Also, confirm to us that you will make corresponding revisions to your financial statements for fiscal year ended June 30, 2010 in your Form 10-K for the fiscal year ended June 30, 2011.

Response:

The Company is hereby filing amendments to restate the financial statements in our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2010, December 31, 2010, and March 31, 2011, including the comparative prior year period in these filings. In the amendments, the Company is classifying and recognizing its previously issued Series A and Series B warrants as a liability rather than as stockholders’ equity, as well as discussing any possible tax implications due to the non-cash gain and loss as a result of fair value changes. The Company will also make corresponding revisions to its financial statements for the fiscal year ended June 30, 2010 in the Form 10-K for the fiscal year ended June 30, 2011.

With regard to the Series C warrants to purchase up to 331,466 shares of our common stock at a price of $4.50 per share issued on October 27, 2009, which was recognized in our Form 10-Qs filed for December 31, 2009, March 31, 2010 and in our Form 10-K for June 30, 2010. In November 2010, the down round protection clauses have been removed based on unanimous agreement by the warrant holders and made retroactively effective since its inception. Furthermore, these down round protection contained in the Series C Warrants would expire as of January 15, 2011 by its original terms.

In addition, based on our calculation of potential financial impacts as shown below, we believe that the financial impact is immaterial for each respective period.

We calculated the impact of Series C Warrant for the respective financial reporting periods utilizing both Black-Scholes and binomial valuation models that returned similar results. Our inputs were a stock issuance price of $4.50 per share as of October 27, 2009 for 331,366 common shares using a discount rate of 1.2% with cumulative volatility ranges from 33% - 63%. The net income impact is as follows:

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Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

Date	Amount ($)%
12/31/2009	$(57,000)	(1.8)
3/31/2010	105,000	2.9
6/30/2010	126,000	2.4

As a result of the foregoing, we hereby respectfully request a waiver from amending and restating our financial statements for the prescribed periods as a result of the impact of the Series C Warrants.  Our request is based upon 1) the qualitative immateriality of our findings after undertaking a review and analysis of the valuation of the Series C warrants for the period under review, 2) the potential confusion and misleading results that the relevant accounting changes, amendments, and restatements could have with the readers given the corrective actions the Company has undertaken, and 3) the de minimis net, non-operational non-cash impact the prescribed changes results in given the corrective actions the Company has taken.

We are also hereby stating the following:

●	we are responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Tianyin Pharmaceutical Co., Inc

/s/ Jiayuan Tong
By: Jiayuan Tong
Chief Financial Officer

cc: Guoqing Jiang
      CEO
      Tianyin Pharmaceutical Co., Inc.

     Attorney:   Louis Taubman
Hunter Taubman Weiss LLP
17 State Street, Suite 2000, New York, NY 10004
Fax: 212-202-6380
Tel: 212-732-7184

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